UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

For annual reports of employee stock purchase, savings and similar plans pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 1-5057

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OFFICEMAX

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFFICEMAX INCORPORATED

263 Shuman Boulevard

Naperville, IL 60563

OFFICEMAX

SAVINGS PLAN

Financial Statements and Supplemental Schedules

(With Report of Independent Registered Public Accounting Firm)

December 31, 2012

Page (s)
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	5
Notes to Financial Statements	6-17
Supplemental Schedules:
Schedule I—Form 5500—Schedule H, Line 4 (i)—Schedule of Assets (Held at End of Year) at December 31, 2012	18
Schedule II—Form 5500—Schedule H, Line 4 (j)—Schedule of Reportable Transactions Year Ended December 31, 2012	19
Signatures	20
Exhibit:
23. Consent of Independent Registered Public Accounting Firm	21

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Retirement Committee of OfficeMax Incorporated and the Plan Administrator of the OfficeMax Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the OfficeMax Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Form 5500—Schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2012 and Form 5500—Schedule H, line 4j—schedule of reportable transactions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2013

OFFICEMAX

SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Investments, at fair value:
Common collective fund	$140,279,985	$147,668,966
Registered investment companies	270,804,361	239,630,169
Self-directed investment accounts	14,903,252	12,576,696
OfficeMax ESOP fund	28,438,940	29,794,728

Total investments at fair value	454,426,538	429,670,559
Participant loans	7,596,399	6,831,464
Receivables:
Employer Contributions	—	1,512
Participant Contributions	—	530
Other receivables	139,662	19,836

Total receivables	139,662	21,878
Liabilities:
Excess contributions payable	—	(200,000)
Other payables	(372,854)	(35,074)

Total liabilities	(372,854)	(235,074)

Net assets available for benefits, before adjustment	461,789,745	436,288,827

Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive contracts	(7,029,422)	(6,759,490)

Net assets available for benefits	$454,760,323	$429,529,337

See accompanying notes to financial statements.

OFFICEMAX

SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

Additions:
Investment income:
Change in fair value of investments	29,610,474
Interest income	3,317,146
Dividend income	8,574,600
Interest on participant loans	289,796
Contributions:
Employer, net of forfeitures	6,270,521
Participant, including rollovers	20,121,973
Proceeds from class action settlements	354,212

Total additions	68,538,722

Deductions:
Participant withdrawals	42,927,486
Administrative expenses	380,250

Total deductions	43,307,736

Net change	25,230,986

Beginning balance per Statement of Net Assets Available for Benefits	429,529,337
Ending balance per Statement of Net Assets Available for Benefits	454,760,323

Net change	25,230,986

See accompanying notes to financial statements.

OFFICEMAX

SAVINGS PLAN

Notes to Financial Statements

December 31, 2012

(1) Description of Plan

The following brief description of the OfficeMax Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and to the Plan document for more complete information.

(a)	General

On December 31, 2004, OfficeMax Incorporated (the Company) merged the Boise Cascade Qualified Employee Savings Trust (QUEST), the Boise Cascade Corporation Retirement Savings Plan (RSP), and the OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and Supplemental Retirement Plan (SSRP). This left the Company with one consolidated savings plan. Effective January 1, 2005, the resulting combined plan was renamed the OfficeMax Savings Plan. During 2010, the Puerto Rico participants in the Plan were transferred to a new plan, the OfficeMax Puerto Rico Savings Plan (Puerto Rico Plan).

The Plan is a defined contribution plan containing a “cash or deferred arrangement” as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which, subject to minimum age and hours requirements, covers all eligible employees of the Company, including employees who had formerly participated in the OfficeMax, Inc. Savings Plan, RSP, or QUEST. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an “individual account plan” in accordance with Section 404(c) of ERISA and is intended to satisfy the requirements of Department of Labor Regulation §2550.404c-1.

The Plan is administered by the Company. The trustee is Vanguard Fiduciary Trust Company (VFTC) and Vanguard Group, Inc. (Vanguard) is the record keeper. The Plan is part of a bundled service arrangement through Vanguard with various investment options.

(b)	Participant Contributions

Participants not identified as highly compensated individuals may contribute to the Plan, in whole percentages, 1% to 50% of their eligible compensation. Contributions may only be made on a before-tax basis and are subject to federal tax limitations.

Contributions by duly elected officers of the Company or by highly compensated participants who have been classified as such for two or more consecutive years are restricted to 3% of eligible compensation. Contributions by highly compensated participants who have been classified as such for only one year are restricted to 7% of eligible compensation.

(c)	Company Match

Company matching contributions are made at the sole discretion of the Company.

During 2012 and 2011, the participants were eligible to receive Company matching contributions in the form of cash in the amount of $0.50 for every dollar contributed up to the first 6% of eligible compensation.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company match, if any, and an allocation of Plan earnings and expenses based upon the relative account balances and investment funds in which the participant’s account is invested. The benefit to which a participant is entitled upon retirement or termination of employment is the amount of the participant’s vested account balance.

(e)	Vesting

A participant’s Before Tax Contribution Account, After Tax Contribution Account (if applicable to the extent the participant was able to make such contributions under a predecessor plan prior to January 1, 2005), and Rollover Contribution Account, each defined under the Plan, are always 100% vested and non-forfeitable.

A participant’s Employer Account, defined in the Plan, and which contains any Company matching funds received by the participant, shall be 100% vested and non-forfeitable upon the earliest of: attaining age 65; completing three years of service with the Company; or death while employed by the Company.

(f)	Forfeitures

Upon a participant’s termination of employment, amounts not fully vested are forfeited upon the earlier of the date the terminated participant takes a distribution or experiences a one-year break in service. However, if the participant is reemployed prior to incurring five consecutive one-year breaks in service, such forfeiture shall be restored, without interest. Forfeited amounts may be used to reduce the amount of current Company contributions to the Plan, to restore forfeitures to eligible participants upon their reemployment or to pay administrative expenses of the Plan. Forfeiture amounts available as of December 31, 2012 and 2011 were $65,983 and $113,645, respectively, and are included in the investments at fair value, registered investment companies in the statement of net assets available for benefits.

(g)	Investment Options

During 2012, participants were able to direct their contributions to any of the following investment options. Vanguard is the investment manager for each of these funds except for the VBO Vanguard Brokerage Option.

Vanguard 500 Index Fund

Vanguard Prime Money Market Fund

Vanguard REIT Index Fund

Vanguard Small-Cap Index Fund

Vanguard Target Retirement Fund 2010

Vanguard Target Retirement Fund 2015

Vanguard Target Retirement Fund 2020

Vanguard Target Retirement Fund 2025

Vanguard Target Retirement Fund 2030

Vanguard Target Retirement Fund 2035

Vanguard Target Retirement Fund 2040

Vanguard Target Retirement Fund 2045

Vanguard Target Retirement Fund 2050

Vanguard Target Retirement Fund 2055

Vanguard Target Retirement Income Fund

Vanguard Total Bond Market Index Fund

Vanguard Total International Stock Index Fund

VBO Vanguard Brokerage Option

Vanguard Retirement Savings Trust V

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. The Plan also offers a brokerage option. This option affords more flexibility in choosing retirement savings investments by allowing participants, at their discretion, to invest in New York Stock Exchange, American Stock Exchange, and NASDAQ listed stock, most corporate and government bonds, and mutual funds from other fund families. Investments will be made in accordance with guidelines in the Plan document; the Trust Agreement between VFTC, as trustee, and the Company; and in accordance with investment policies established by the Company.

The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants’ contributions, and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment options in which contributions are invested, and to transfer existing account balances among the Plan’s investment options on a daily basis with some restrictions.

The OfficeMax ESOP fund (ESOP Fund) is an additional financial component of the Plan. However, participants are not permitted to direct contributions to the ESOP Fund. See Note 1(i), for additional information related to the ESOP Fund.

(h)	Participant Loans

Beginning January 1, 2005, a participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or (2) 50% of his or her vested account balance in all contribution accounts not invested in the brokerage option account, with a minimum loan amount of $1,000. For years prior to 2005, a participant could borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her combined balance in the before-tax account, rollover account, and vested Company contribution account, or (3) the total market value of the participant’s before-tax, after-tax and rollover account balances not invested in the brokerage option account, with a minimum loan amount of $1,000. However, for participants in the OfficeMax, Inc. Savings Plan for years prior to 2005, participants could borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance.

Beginning January 1, 2005, new loans are repayable over a maximum of five years. Loans issued prior to January 1, 2005, are repayable through payroll deductions over periods ranging from one to ten years, except that loans issued from the OfficeMax, Inc. Savings Plan have a maximum term of five years.

As of January 1, 2005, the interest rate for all new participant loans is equal to the Prime Rate published by Reuters as of the first day of the calendar month in which the loan is issued plus 1% and is fixed over the life of the loan. For loans prior to January 1, 2005 issued to participants of the QUEST and RSP plans, the Plan administrator determined the interest rate, which was based on prevailing market conditions and was fixed over the life of the loan. For loans prior to January 1, 2005 issued to participants in the OfficeMax, Inc. Savings Plan, the interest rate on participant loans was equal to the Prime Rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan was effective plus 1% and was fixed over the life of the loan. Interest rates on loans outstanding in the Plan at December 31, 2012 and December 31, 2011 ranged from 4.0% to 9.25%.

Participant loans are valued at amortized cost.

(i)	ESOP Fund

The ESOP Fund is a financial component added to the Plan in 1989 to facilitate the Company’s matching contributions for certain participants described below and was closed to further investment in 2004. The ESOP Fund consists only of Company matching contributions as described below.

On July 10, 1989, the plan trustee acquired 6,745,347 shares of OfficeMax Incorporated (formerly Boise Cascade Corporation) Series D Convertible Preferred Stock (Preferred Stock) for $303,541,000 using proceeds from loans made or guaranteed by the Company. Shares of Preferred Stock were allocated to the participant accounts of participants who were hired on or before October 31, 2003 (except participants’ accounts formerly in QUEST, RSP, or the OfficeMax, Inc. Savings Plan which were merged into the SSRP on December 31, 2004) in accordance with the terms of the ESOP Fund. Matching allocations were made to eligible participants’ ESOP Fund accounts in 2004. The Company made cash contributions to the ESOP Fund through 2004 which, when aggregated with dividends paid on the Preferred Stock held in the ESOP Fund, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, the proceeds of which had been used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan.

The terms of the Preferred Stock are specified in the Certificate of Designation of the OfficeMax Series D Convertible Preferred Stock (the “Certificate of Designation”.) The Preferred Stock had an issue price of $45 per share and pays an annual dividend, in semiannual installments, of $3.31875 per share. The Preferred Stock can be converted by the Plan’s trustee at any time into OfficeMax Incorporated common stock (Common Stock or Company Common Stock) at a conversion ratio initially set at .80357 shares of Common Stock for each share of Preferred Stock, unless the dollar equivalent of the Common Stock to be granted is less than the liquidation preference, (which is fixed at $45 per share), in which case the dollar equivalent of the Common Stock to be granted must be equal to the $45 per share liquidation preference (i.e. conversion at the greater of the conversion ratio or the $45 per share liquidation preference.) The conversion ratio may be adjusted in connection with certain transactions involving the Company Common Stock to ensure that the value of the Preferred Stock is not diluted as a result of those transactions. As of December 31, 2012, the conversion ratio was set at .82168 shares of Common Stock for each share of Preferred Stock.

Holders of Preferred Stock in the ESOP Fund are entitled to vote on all matters submitted to a vote of the stockholders of the Company, voting together with the holders of Common Stock as one class. Participants invested in the ESOP Fund shall be entitled to one vote for each share of Preferred Stock allocated to them based on the amount of their investment in the ESOP Fund.

The Company can redeem the Preferred Stock at any time at the greater of the conversion ratio or the $45 per share liquidation preference.

A participant may diversify any portion of the participant’s investment in the ESOP Fund, with the Preferred Stock being converted to cash or to Common Stock and cash, at the Company’s election, at the greater of the conversion ratio or the $45 per share liquidation preference.

At December 31, 2012 and December 31, 2011, the Preferred Stock was valued at $45 per share, which represented the minimum amount at which it could have been redeemed, as redemption at the conversion ratio of .82168 at December 31, 2012 would have yielded an amount less than the $45 per share liquidation preference.

(j)	Distributions

On termination of employment, where an account balance is greater than $1,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or partial withdrawals or payments over varying periods, or may elect to defer distribution completely. On termination of employment, where an account balance is $1,000 or less, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

A participant may elect to receive proceeds of a withdrawal from the ESOP Fund or from investments in Company Common Stock through their self-directed investment account in cash or in whole shares of Company Common Stock. Any fractional shares shall be distributed in cash.

(2) Summary of Accounting Policies

The Plan follows the significant accounting policies listed below:

(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

As described in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 962, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for a discussion of the fair value measurement of Plan investments.

Change in fair value of investments in the statement of changes in net assets available for benefits include realized gains and losses on investments bought and sold and unrealized gains and losses related to appreciation and depreciation in the fair value of investments held. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e)	Expenses

The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

(f)	Rollovers from Other Plans

During the plan years ended December 31, 2012 and 2011, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers into the Plan. These rollover contributions totaled $2,038,108 and $1,607,038 during 2012 and 2011, respectively.

(g)	Proceeds from Class Action Settlements

The Plan, or the funds in which the Plan has invested (investment funds), have at times held investments in common stock of companies that have been the subject of shareholder class action litigation. Upon settlement of litigation, the Plan receives cash proceeds, which are then allocated to active plan participants based on their pro-rata participation in the Plan. During 2012, the Plan received $354,212 in cash proceeds from class action settlements.

(h)	Risk and Uncertainties

The Plan offers a number of investment options, including a variety of pooled or collective investment funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections (see Note 1(g)). Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP Fund which invests in securities of a single issuer. As of December 31, 2012 and 2011, the Plan has no investment in Company Common Stock other than amounts held by the participants through the Vanguard Brokerage Option self-directed investment option.

(i)	Recently Issued or Newly Adopted Accounting Standards

The Plan adopted Accounting Standards Update No. 2011-04, Fair Value Measurements (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The additional guidance explains how to measure the fair value, but does not require additional fair value measurements and is intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption did not have a material impact on the financial statements.

There were no recently issued accounting standards that may become applicable to the preparation of the Plan’s financial statements in the future.

(3) Related Party Transactions

The Plan invests in shares of registered investment companies and a common collective fund managed by an affiliate of VFTC. As VFTC acted as trustee for Plan investments, transactions in such investments qualify as permitted party-in-interest transactions (as defined by ERISA), which are exempt from the prohibited transaction rules. The Company as the plan sponsor is also a related party. Plan investments in Company common and preferred stock are permitted party-in-interest transactions. Participant loans are also permitted party-in-interest transactions.

(4) Plan Termination

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

(5) Income Tax Status

The Plan obtained its latest determination letter on August 18, 2003, wherein the Internal Revenue Service (“IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the IRS issued the latest determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and the related Trust is tax exempt. The Plan filed for a new determination letter in January 2011 and is awaiting a response from the IRS.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6) Fair Value Measurements

The Plan’s investments are stated at fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Fully benefit-responsive investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer. See Note 8, Vanguard Retirement Savings Trust V (Stable Value Fund), for further discussion of fully benefit-responsive investment contracts.

Other investments in the common collective fund: Other investments in the Vanguard Retirement Savings Trust V (the Trust), other than the fully benefit-responsive investment contracts, are valued using the net asset value (NAV) provided by Vanguard, the administrator of the Trust. The NAV is based on the value of the assets owned by the Trust, less liabilities at year-end. While the underlying assets are actively traded on an exchange, the Trust is not. There are no imposed redemption restrictions on participants. However, there is a twelve month hold on any asset transfers out of the Trust by participating plans wishing to liquidate their entire investment in the Trust. In addition, new plans must be approved prior to entering the Trust. The Plan has no contractual obligations to further invest in the Trust. See Note 8, Vanguard Retirement Savings Trust V (Stable Value Fund), for a further description of the Trust.

Shares of registered investment companies: Valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end.

Company common stock held by the Plan: Valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Series D Preferred Stock held by the ESOP component of the Plan: The Preferred Stock can be converted by the Plan’s trustee at any time into Company Common Stock at a conversion ratio, which at December 31, 2012 was .82168 shares of Common Stock for each share of Preferred Stock, unless the dollar equivalent of the Common Stock to be granted is less than the liquidation preference (which is fixed at $45 per share), in which case the dollar equivalent of the Common Stock to be granted must be equal to the $45 per share liquidation preference (i.e. conversion at the greater of the conversion ratio or the $45 per share liquidation preference.) At December 31, 2012 the Preferred Stock was valued at $45 per share, based on a third party appraisal, which considered the dividend yield, liquidation preference, conversion feature and other terms of the Preferred Stock.

Equities: Valued at the last quoted bid prices.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In establishing a fair value, there is a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The basis of the fair value measurement is categorized in three levels, in order of priority, as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or financial instruments for which all significant inputs are observable; either directly or indirectly.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable; thus, reflecting assumptions about market participants.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Investments at Fair Value as determined by quoted prices in active markets (Level 1)	Valuation techniques based on observable market data (Level 2)	Valuation techniques incorporating information other than observable market data (Level 3)	Total
Common collective fund (1)	—	140,279,985	—	140,279,985
Registered investment companies:
Large-cap stock index fund	78,889,520	—	—	78,889,520
Money market fund	283,642	—	—	283,642
REIT index fund	8,679,774	—	—	8,679,774
Small-cap stock index fund	33,267,823	—	—	33,267,823
Balanced funds	92,235,159	—	—	92,235,159
Bond market index fund	29,544,300	—	—	29,544,300
International stock index fund	27,904,143	—	—	27,904,143
OfficeMax ESOP fund	—	—	28,438,940	28,438,940
Self-directed investment accounts:
U.S. government securities	341,792	—	—	341,792
Preferred corporate debt instruments	22,555	—	—	22,555
OfficeMax common stock	1,803,832	—	—	1,803,832
Common corporate stock (2)	6,533,450	—	—	6,533,450
Registered investment companies (3)	6,201,623	—	—	6,201,623

Total Vanguard brokerage option	14,903,252	—	—	14,903,252

Total investments at fair value	$285,707,613	140,279,985	28,438,940	454,426,538

(1)	Vanguard Retirement Savings Trust V consists primarily of fully benefit-responsive investment contracts, but also includes $8.4 million of other investments.
(2)	There is no significant or material investment of common corporate stock in any one type of industry.
(3)	There is no significant or material investment in any one type of fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Investments at Fair Value as determined by quoted prices in active markets (Level 1)	Valuation techniques based on observable market data (Level 2)	Valuation techniques incorporating information other than observable market data (Level 3)	Total
Common collective fund (1)	—	147,668,966	—	147,668,966
Registered investment companies:
Large-cap stock index fund	73,244,082	—	—	73,244,082
Money market fund	298,977	—	—	298,977
REIT index fund	7,128,898	—	—	7,128,898
Small-cap stock index fund	30,518,969	—	—	30,518,969
Balanced funds	76,206,200	—	—	76,206,200
Bond market index fund	27,585,270	—	—	27,585,270
International stock index fund	24,647,773	—	—	24,647,773
OfficeMax ESOP fund	—	—	29,794,728	29,794,728
Self-directed investment accounts:
U.S. government securities	319,627	—	—	319,627
Preferred corporate debt instruments	21,504	—	—	21,504
Preferred corporate stock	12,010	—	—	12,010
OfficeMax common stock	639,440	—	—	639,440
Common corporate stock (2)	6,168,288	—	—	6,168,288
Registered investment companies (3)	5,415,827	—	—	5,415,827

Total Vanguard brokerage option	12,576,696	—	—	12,576,696

Total investments at fair value	$252,206,865	147,668,966	29,794,728	429,670,559

(1)	Vanguard Retirement Savings Trust V consists primarily of fully benefit-responsive investment contracts, but also includes $5.9 million of other investments.

(2)	There is no significant or material investment of common corporate stock in any one type of industry.
(3)	There is no significant or material investment in any one type of fund.

Transfers

There were no transfers between level 1, level 2 or level 3 investments during the year ended December 31, 2012 and 2011.

Level 3 Investments

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2012 and 2011:

2012 ESOP Fund
Balance, beginning of the year	$29,794,728
Dividend income	2,049,323
Participant withdrawals from Plan	(1,870,142)
Participant reinvestments from ESOP fund	(1,534,969)

Balance, end of the year	$28,468,940

2011 ESOP Fund
Balance, beginning of the year	$32,060,951
Dividend income	2,144,804
Participant withdrawals from Plan	(1,732,920)
Participant reinvestments from ESOP fund	(2,678,107)

Balance, end of the year	$29,794,728

The favorable change in fair value of investments reported in the statement of changes in net assets available for benefits is related primarily to investments large-cap stock index funds and in longer-term balanced funds consisting of registered investment companies whose investment mix reflect a higher percentage of equities, net of significant decreases in the participant-directed investments in the VBO Vanguard Brokerage Option.

(7) Investments

The following table represents the fair value of investments as of December 31, 2012. Individual investments that exceed 5% of the Plan’s net assets are separately identified (*):

As of December 31, 2012
Common collective fund:
Vanguard Retirement Savings Trust V*	140,279,985
Registered investment companies:
Vanguard 500 Index Fund*	78,889,520
Vanguard Prime Money Market Fund	283,642
Vanguard REIT Index Fund	8,679,774
Vanguard Small-Cap Index Fund*	33,267,823
Vanguard Target Retirement 2010 Fund	4,240,123
Vanguard Target Retirement 2015 Fund	12,223,974
Vanguard Target Retirement 2020 Fund	14,550,649
Vanguard Target Retirement 2025 Fund	14,001,934
Vanguard Target Retirement 2030 Fund	14,095,792
Vanguard Target Retirement 2035 Fund	11,585,897
Vanguard Target Retirement 2040 Fund	7,609,842
Vanguard Target Retirement 2045 Fund	4,418,380
Vanguard Target Retirement 2050 Fund	2,108,212
Vanguard Target Retirement 2055 Fund	295,627
Vanguard Target Retirement Income	7,104,729
Vanguard Total Bond Market Index Fund*	29,544,300
Vanguard Total International Stock Index Fund*	27,904,143

411,084,346
OfficeMax ESOP fund*	28,438,940

Self-directed investment accounts:
U.S. government securities	341,792
Preferred corporate debt instruments	22,555
OfficeMax common stock	1,803,832
Common corporate stock	6,533,450
Registered investment companies	6,201,623

14,903,252

Total investments at fair value	454,426,538
Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive investment contracts	(7,029,422)

Total investments available for benefits	447,397,116

The following table represents the fair value of investments as of December 31, 2011. Individual investments that exceed 5% of the Plan’s net assets are separately identified (*):

As of December 31, 2011
Common collective fund:
Vanguard Retirement Savings Trust V*	147,668,966
Registered investment companies:
Vanguard 500 Index Fund*	73,244,082
Vanguard Prime Money Market Fund	298,977
Vanguard REIT Index Fund	7,128,898
Vanguard Small-Cap Index Fund*	30,518,969
Vanguard Target Retirement 2005 Fund	2,458,390
Vanguard Target Retirement 2010 Fund	4,074,184
Vanguard Target Retirement 2015 Fund	11,045,863
Vanguard Target Retirement 2020 Fund	11,724,541
Vanguard Target Retirement 2025 Fund	12,180,046
Vanguard Target Retirement 2030 Fund	11,331,639
Vanguard Target Retirement 2035 Fund	9,070,510
Vanguard Target Retirement 2040 Fund	5,555,498
Vanguard Target Retirement 2045 Fund	3,302,788
Vanguard Target Retirement 2050 Fund	1,519,833
Vanguard Target Retirement 2055 Fund	77,196
Vanguard Target Retirement Income	3,865,712
Vanguard Total Bond Market Index Fund*	27,585,270
Vanguard Total International Stock Index Fund*	24,647,773

239,630,169
OfficeMax ESOP fund*	29,794,728

Self-directed investment accounts:
U.S. government securities	319,627
Preferred corporate debt instruments	21,504
Preferred corporate stock	12,010
OfficeMax common stock	639,440
Common corporate stock	6,168,288
Registered investment companies	5,415,827

12,576,696

Total investments at fair value	429,670,559
Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive investment contracts	(6,759,490)

Total investments available for benefits	422,911,069

(8) Vanguard Retirement Savings Trust V (Stable Value Fund)

The Vanguard Retirement Savings Trust V (the Trust) holds certain guaranteed investment contracts and other fixed income securities (together, the Contracts). These Contracts were reported at estimated fair value as determined by the investment manager. The estimated fair value of the Contracts was based on current interest rates for similar investments with like maturities at December 31, 2012 and 2011.

These Contracts are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan at contract value.

As described in Note 2, Summary of Accounting Policies, because the Contracts are fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributed to the Contracts. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) termination of the Plan, (2) a material adverse change to the provisions to the Plan, (3) employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Contract issuers can terminate the Contracts and settle at other than contract value under very limited circumstances, such as a change in the qualification status of participant, employer, or plan; breach of material obligations under the Contracts and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company does not believe it is likely that any of the fully benefit-responsive contracts will be terminated.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest crediting rates for the Contracts are based upon formulas agreed upon with the issuer and, depending on the type of investment, are either fixed over the life of the investment or are reset each quarter based on the performance of the underlying investment portfolio.

During the year ended December 31, 2012, the average annual yield earned by the Trust was 2.22% and the average annual yield paid to participants was 1.82%. During the year ended December 31, 2011, the average annual yield earned by the Trust was 3.09% and the average annual yield paid to participants was 2.68%. Average annual yields are reported as of the Trust’s fiscal year end.

(10) Plan Amendments

There were no amendments to the plan during 2012.

(11) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and December 31, 2011 to the Form 5500:

	2012	2011
Net assets available for benefits per financial statements	$454,760,323	$429,529,337
Adjustment to fair value from contract value for interest in a common collective fund relating to fully benefit-responsive contracts	7,029,422	6,759,490
Participant loans deemed distributed	(150,144)	(132,834)

Net assets available for benefits per the Form 5500	$461,639,601	$436,155,993

Net change in net assets available for benefits per the financial statements	$25,230,986
Adjustment to fair value from contract value for interest in a common collective fund relating to fully benefit-responsive contracts	269,932
Change in participant loans deemed distributed	(17,310)

Net change in net assets available for benefits per the Form 5500	$25,483,608

The accompanying financial statements present the interest in a common collective trust relating to fully benefit-responsive investment contracts at contract value. In the Form 5500 the Plan reports the interest in a common collective trust relating to fully benefit-responsive investment contracts at fair value. Therefore, the adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts represents a reconciling item.

ERISA rules require that loans for which participants have stopped making payments are to be deemed distributed to those participants for purposes of filing the Form 5500. This requires that net assets available for benefits be reported net of participant loans deemed distributed as of year-end, and that changes in net assets available for benefits be increased or decreased by the change in participant loans deemed distributed during the year. Therefore, participant loans deemed distributed represents a reconciling item, as the Plan’s accounting does not designate that the loans be considered distributed until a later date.

(12) Subsequent Events

On February 20, 2013, the Company entered into an Agreement and Plan of Merger with Office Depot, Inc. and certain other parties. The proposed merger is expected to be completed by December 31, 2013. Prior to the closing of the merger, OfficeMax will redeem each issued and outstanding share of Preferred Stock for shares of Company Common Stock (excluding any shares of Preferred Stock surrendered by the holder thereof for conversion in accordance with the Certificate of Designation, which shares will be converted into shares of Company Common Stock) in accordance with the Certificate of Designation. (See note 1i “Description of Plan - ESOP Fund” and disclosure below for information related to the conversion of Preferred Shares into Company Common Stock.) In connection with the merger, the shares of Company Common Stock issued upon such redemption or conversion will then be converted into the right to receive shares of Office Depot common stock in accordance with an exchange ratio, together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement.

On May 7, 2013, the Company declared a special non-recurring dividend of $1.50 per share of Common Stock to be paid on July 2, 2013 to shareholders of record as of the close of business on June 12, 2013. In accordance with the Certificate of Designation, the Preferred Share conversion ratio will be equitably adjusted as a result of the special dividend.

The Company has evaluated subsequent events through the date of issuance of the financial statements. Other than the events discussed above, no reportable events have been identified.

Schedule I

OFFICEMAX

SAVINGS PLAN

Form 5500 — Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Common collective fund:
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust V, at fair value	$133,250,563	$140,279,985
	Registered Investment Companies:
Vanguard Fiduciary Trust Company*	Vanguard 500 Index Fund Investor Services	69,901,157	78,889,520
Vanguard Fiduciary Trust Company*	Vanguard Prime Money Market Fund	283,642	283,642
Vanguard Fiduciary Trust Company*	Vanguard REIT Index Fund Investor Services	7,334,978	8,679,774
Vanguard Fiduciary Trust Company*	Vanguard Small-Cap Index Fund Investor Shares	25,941,932	33,267,823
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2010 Fund	3,807,207	4,240,123
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2015 Fund	11,255,262	12,223,974
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2020 Fund	13,280,785	14,550,649
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2025 Fund	12,626,368	14,001,934
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2030 Fund	12,626,943	14,095,792
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2035 Fund	10,499,442	11,585,897
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2040 Fund	6,831,831	7,609,842
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2045 Fund	3,955,876	4,418,380
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2050 Fund	1,914,888	2,108,212
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2055 Fund	282,597	295,627
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement Income	6,730,377	7,104,729
Vanguard Fiduciary Trust Company*	Vanguard Total Bond Market Index Fund Investor Shares	28,182,987	29,544,300
Vanguard Fiduciary Trust Company*	Vanguard Total International Stock Index Fund	27,927,713	27,904,143

OfficeMax Incorporated*	OfficeMax ESOP fund	24,304,715	28,438,940

Vanguard Fiduciary Trust Company*	Self-Directed Investment Accounts:
	Vanguard Brokerage Option	13,606,036	14,903,252

Participants*	1,296 loans to participants, varying maturity dates through January 3, 2018, interest rates ranging from 4.0% - 9.25%	7,596,399	7,596,399

	Total investments and participant loans	$422,141,698	$462,022,937

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule II

OFFICEMAX

SAVINGS PLAN

Form 5500 — Schedule H, Line 4(j) — Schedule of Reportable Transactions

Year ended December 31, 2012

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
Vanguard Fiduciary Trust Company*	Vanguard 500 Index Inv	$8,961,457	—	—	$8,961,457	—
Vanguard Fiduciary Trust Company*	Vanguard 500 Index Inv	—	$12,970,048	$11,782,419	$12,970,048	$1,187,629
Vanguard Fiduciary Trust Company*	Vanguard Retire Svgs Trust V	$13,539,063	—	—	$13,539,063	—
Vanguard Fiduciary Trust Company*	Vanguard Retire Svgs Trust V	—	$21,207,107	$21,207,107	$21,207,107	$—

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OfficeMax Savings Plan

By:	/s/ Jeff Johnson
Jeff Johnson Chair, Retirement Committee

June 28, 2013

OFFICEMAX

SAVINGS PLAN

Filed with the Report

on Form 11-K for the Plan Year Ended

December 31, 2012

Index to Exhibits

Reference	Description	Page number

Exhibit 23	Consent of Independent Registered Public Accounting Firm Dated June 28, 2013	22